# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: 180 LIFE SCIENCES CORP., CIK 0001690080
CUSIP: 68236V302
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, California (CA), 94306
Date of event which requires filing of this statement: 12/27/2024
Filed by CIK 0001672837
Persons authorized to receive notices and communications: Anthony Brian Goodman, 3651 Lindell Road, Suite D131, Las Vegas, Nevada (NV), 89103, 310-929-7252

## Reporting persons
- Anthony Brian Goodman (CIK 0001672837): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: other (OO); sole voting power 0; shared voting power 4,318,000; sole dispositive power 0; shared dispositive power 4,318,000; aggregate amount beneficially owned 4,318,000 (57.6% of the class)
  Comment: Includes 1,318,000 shares of common stock issuable upon conversion of 1,000,000 shares of Series B Convertible Preferred Stock (discussed in greater detail below) and 3,000,000 shares of common stock issuable upon exercise of the Warrants (discussed in greater detail below).
  
  Based on 3,176,999 shares of Common Stock of the Company (as defined below) outstanding as of January 8, 2025, as confirmed by the Transfer Agent on such date, and assuming the exercise of all outstanding Warrants for cash.
- Elray Resources, Inc. (CIK 0001402371): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: other (OO); sole voting power 0; shared voting power 4,318,000; sole dispositive power 0; shared dispositive power 4,318,000; aggregate amount beneficially owned 4,318,000 (57.6% of the class)
  Comment: Includes 1,318,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series B Convertible Preferred Stock (discussed in greater detail below) and 3,000,000 shares of Common Stock issuable upon exercise of the Warrants (discussed in greater detail below).
  
  Based on 3,176,999 shares of Common Stock of the Company (as defined below) outstanding as of January 8, 2025, as confirmed by the Transfer Agent on such date, and assuming the exercise of all outstanding Warrants for cash.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: 180 LIFE SCIENCES CORP.
Address of issuer's principal executive offices: 3000 El Camino Real, Bldg. 4, Suite 200, Palo Alto, California (CA), 94306

## Item 2. Identity and Background
Name of person filing:
This Statement is being filed by Anthony Brian Goodman and Elray Resources, Inc. ("Elray"), each a "Reporting Person" and collectively the "Reporting Persons".

Anthony Brian Goodman ("Mr. Goodman") serves as Chief Executive Officer of Elray, and as such, Mr. Goodman may be deemed to beneficially own the securities held by Elray.
Residence or business address:
Mr. Goodman's business address is 3651 Lindell Road, Suite D131, Las Vegas, Nevada 89103.

Elray's business address is 3651 Lindell Road, Suite D131, Las Vegas, Nevada 89103.
Present principal occupation or employment:
Mr. Goodman's principal business occupation is the Chief Executive Officer of Golden Matrix Group, Inc., a developer and licensor of online gaming platforms, systems, and gaming content and Chief Executive Officer of Elray.

Elray is a developer of unique valuable technology that provides state of the art turnkey, marketing tools and CRM systems for online gaming operators.
Criminal convictions in the last five years: The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Goodman is a citizen of Australia and Elray is a Nevada corporation.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Asset Purchase Agreement

On September 29, 2024, the Company entered into an Asset Purchase Agreement (the "Purchase Agreement") with Elray. Pursuant to the Purchase Agreement, Elray agreed to sell the Company certain source code and intellectual property relating to an online blockchain casino (the "Purchased Assets") in consideration for 1,000,000 shares of newly designated Series B Convertible Preferred Stock (the "Preferred Stock", and the shares of Common Stock issuable upon conversion thereof, the "Conversion Shares") and warrants to purchase 3,000,000 shares of Common Stock of the Company (the "Warrants" and the shares of Common Stock issuable upon exercise thereof, the "Warrant Shares").

The Purchase Agreement includes (i) customary covenants of each of the parties and confidentiality requirements; and (ii) customary indemnification requirements of the parties, subject to a $25,000 deductible.

The closing of the transactions contemplated by the Purchase Agreement were subject to certain customary conditions to closing, including the filing of the designation of the Preferred Stock with the Secretary of State of Delaware, and the receipt by the Company of an opinion of Hempstead & Co., LLC to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and such other factors deemed relevant by Hempstead & Co., LLC, as set forth in such opinion, the purchase price to be paid by the Company was fair, from a financial point of view, to the Company, which opinion was received verbally on September 29, 2024, which conditions to closing were either satisfied or waived by the parties on September 30, 2024.

The acquisition contemplated by the Purchase Agreement closed on September 30, 2024 (the "Closing" and such date, the "Closing Date").

Following the Closing, Elray agreed to provide support and assistance to the Company in connection with the building and launching of a fully operational casino operation utilizing the Purchased Assets, at no cost to the Company for a period of six months following the Closing, provided that such assistance shall not exceed 40 hours per week without the prior written approval of Elray (the "Post-Closing Assistance"). The Post-Closing Assistance will also require Elray to assist the Company with obtaining payment gateways and licensing where required, acknowledging that the Company will require a front end (the "Front-End Development"). Following the Closing, at the request of the Company, Elray and the Company shall negotiate in good faith to come to agreement on an arrangement whereby Elray will, for an additional cost agreed to by Elray, help the Company complete the Front-End Development, or at the request of the Company, Elray shall introduce the Company to a vendor that would sell such a front end for one or more casinos that will operate on the Purchased Assets at a cost to be agreed between such vendor and the Company, in the Company's sole discretion. The Company has sole discretion to determine which, if any, vendor it retains for the Front End Development.

The Purchase Agreement also restricts Elray, in perpetuity, from copying, selling, assigning, hypothecating, or otherwise transferring the Purchased Assets to any other party, without the prior written consent of the Company, and provides for the Company to be the sole owner of the Purchased Assets, except that Elray shall be authorized to retain and use the Purchased Assets for its own benefit and utilize such assets to provide SAAS solutions and hosted casino solutions to third party companies.

Pursuant to the Purchase Agreement, the Company agreed to file a proxy statement with the Securities and Exchange Commission (the "SEC")(the "Proxy Statement") to seek stockholder approval for the issuance of the Conversion Shares and Warrant Shares, under applicable rules of the Nasdaq Capital Market, as soon as reasonably practicable. The Company also agreed to use its reasonable best efforts to: (i) cause the Proxy Statement to be mailed to the Company's stockholders as promptly as practicable following sign off from the SEC on such Proxy Statement, or no later than the 20th day after such preliminary Proxy Statement was filed with the SEC, in the event the SEC does not notify the Company of its intent to review such Proxy Statement, and (ii) ensure that the Proxy Statement complied in all material respects with the applicable provisions of the Securities Act of 1933, as amended (the "Securities Act") and Exchange Act. The Company was also required to hold a shareholders meeting to seek shareholder approval for the issuance of the Conversion Shares and Warrant Shares promptly after the SEC confirmed that it had no comments on such Proxy Statement (the "Stockholder Approval", and the date of such Stockholder Approval, the "Stockholder Approval Date"). The Company complied with all of the above requirements.

The Company held its 2024 Annual Meeting of Stockholders on December 27, 2024, at which meeting the Stockholder Approval was received. As a result of such Stockholder Approval, effective December 27, 2024, the Series B Preferred Stock became convertible into an aggregate of 1,318,000 shares of Common Stock of the Issuer, and is able to vote 1,318,000 voting shares of the Issuer, in aggregate, and the Warrants became exercisable for 3,000,000 shares of Common Stock of the Issuer.

Series B Convertible Preferred Stock

On September 30, 2024, in contemplation of the closing of the transactions contemplated by the Purchase Agreement, and pursuant to the power provided to the Company by the Certificate of Incorporation of the Company, as amended, the Company's Board of Directors approved the adoption of, and filing of, a Certificate of Designations of 180 Life Sciences Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series B Convertible Preferred Stock (the "Series B Designation"), which was filed with, and became effective with, the Secretary of State of Delaware on the same date. The Series B Designation designated 1,000,000 shares of Series B Convertible Preferred Stock which were issued to Elray on the Closing Date.

The below is a summary of the rights and preferences of the Series B Convertible Preferred Stock:

Voting Rights. Until such time, if ever, as Stockholder Approval was received, the Series B Convertible Preferred Stock only had rights to vote on amendments to the Series B Designation (which are subject to the approval of a simple majority of the holders of Series B Convertible Preferred Stock), and the Protective Provisions, discussed below.

The Series B Preferred Stock requires the consent of the holders of at least a majority of the issued and outstanding shares of Series B Convertible Preferred Stock to (a) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Convertible Preferred Stock of the Company; (b) adopt or authorize any new designation of any Preferred Stock or amend the Certificate of Incorporation of the Company in a manner which (i) provides any holder of Common Stock or preferred stock any rights upon a liquidation of the Company which are prior and superior to those of the holders of the Series B Convertible Preferred Stock; or (ii) adversely affect the rights, preferences and privileges of the Series B Convertible Preferred Stock; (c) effect an exchange, or create a right of exchange, cancel, or create a right to cancel, of all or any part of the shares of another class of shares into shares of Series B Convertible Preferred Stock; (d) alter or change the rights, preferences or privileges of the shares of Series B Convertible Preferred Stock so as to affect adversely the shares of such series; and (e) issue any shares of Series A Preferred Stock or Series B Convertible Preferred Stock, other than the Preferred Stock issued at the Closing (collectively, the "Protective Provisions").

After Stockholder Approval, which was received on December 27, 2024, in addition to the above voting rights, each holder of outstanding shares of Series B Convertible Preferred Stock are entitled to cast the number of votes in connection with the Series B Convertible Preferred Stock shares held by such holder equal to the number of whole shares of Common Stock into which the shares of Series B Convertible Preferred Stock held by such holder are convertible (which Series B Convertible Preferred Stock is convertible into Common Stock of the Company in a ratio of 1.318-for-1) as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted to Common Stock basis (after aggregating all fractional shares into which shares of Series B Convertible Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole share. Except as provided by law or by the other provisions of the Certificate of Incorporation or the Series B Designation, holders of Series B Convertible Preferred Stock shall vote together with the holders of Common Stock as a single class and there shall be no series voting.

Dividend Rights. None, except that if the Company declares a dividend or makes a distribution of cash (or any other distribution treated as a dividend under Section 301 of the Internal Revenue Code) on its Common Stock, each holder of Shares of Series B Convertible Preferred Stock is entitled to participate in such dividend or distribution in an amount equal to the largest number of whole shares of Common Stock into which all shares of Series B Convertible Preferred Stock held of record by such holder are convertible as of the record date for such dividend or distribution or, if there is no specified record date, as of the date of such dividend or distribution. Notwithstanding the foregoing, holders shall have no right of participation in connection with dividends or distributions made to the Common Stock stockholders consisting solely of shares of Common Stock.

Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary (each a "Liquidation Event"), the holders of Series B Convertible Preferred Stock are entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock or securities junior to the Series B Convertible Preferred Stock (other than the Common Stock) by reason of their ownership of such stock, but after any required distribution to any holders of Series B Convertible Preferred Stock, an amount in cash per share of Series B Convertible Preferred Stock for each share of Series B Convertible Preferred Stock held by them equal to the greater of (x) one times the Stated Value; and (y) the total amount of consideration that would have been payable on such share upon a Liquidation Event, had such share of Series B Convertible Preferred Stock been converted into Common Stock, immediately prior to such Liquidation Event (as applicable, the "Liquidation Preference"). The "Stated Value" is $17.30 per share of Series B Convertible Preferred Stock, for a total aggregate Liquidation Preference of $17,300,000.

Conversion Rights. None prior to Stockholder Approval. After Stockholder Approval, which was received on December 27, 2024, at the option of the holder(s) thereof, each share of Series B Convertible Preferred Stock is convertible into 1.318 shares of Common Stock of the Company, as equitably adjusted, as applicable for stock splits and recapitalizations.

Redemption Rights. None.

Common Stock Purchase Warrants

In connection with the Closing, on September 30, 2024, the Company granted warrants to purchase 3,000,000 shares of Common Stock to Elray pursuant to a Common Stock Purchase Warrant (the "Warrant Agreement"). The Warrants have an exercise price of $1.68 per share, the closing stock price of the Company's Common Stock on the last trading day prior to the parties' entry into the Purchase Agreement, and a term of seven years (through September 30, 2031). The Warrants also provide for cashless exercise rights. No shares of Common Stock were issuable upon exercise of the Warrants until or unless the Company has received Stockholder Approval, which was received on December 27, 2024.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following table summarizes the number of shares beneficially owned by each Reporting Person, as to which they have (1) sole power to vote or to direct the vote, (2) shared power to vote or to direct the vote sole power to dispose, (3) sole power to dispose or to direct the disposition, and (4) shared power to dispose or to direct the disposition:

Reporting Person Sole Power to Vote or to Direct the Vote Shared Power to Vote or to Direct the Vote Sole Power to Dispose or to Direct the Disposition Shared Power to Dispose or to Direct the Disposition Anthony Brian Goodman -- 4,318,000 (1) -- 4,318,000 (1) Elray Resources, Inc. -- 4,318,000 (1) -- 4,318,000 (1)

(1) Includes 1,318,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Series B Convertible Preferred Stock (discussed in greater detail below) and 3,000,000 shares of Common Stock issuable upon exercise of the Warrants (discussed in greater detail below).
Transactions in the class effected during the past sixty days: None of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information provided in Items 2, 3, 4 and 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto, including, but not limited to the description of the Purchase Agreement, Series B Designation and Warrant Agreement.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Asset Purchase Agreement dated September 29, 2024, by and among Elray Resources, Inc., as seller and 180 Life Sciences Corp., as purchaser (Filed as Exhibit 2.1 to the Current Report on Form 8-K filed by 180 Life Sciences Corp. with the Securities and Exchange Commission on October 3, 2024, and incorporated by reference herein)

2 Certificate of Designations of 180 Life Sciences Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series B Convertible Preferred Stock (Filed as Exhibit 3.1 to the Current Report on Form 8-K filed by 180 Life Sciences Corp. with the Securities and Exchange Commission on October 3, 2024, and incorporated by reference herein)

3 Common Stock Purchase Warrant to purchase 3,000,000 shares of common stock dated September 30, 2024, granted by 180 Life Sciences Corp. to Elray Resources, Inc. (Filed as Exhibit 4.1 to the Current Report on Form 8-K filed by 180 Life Sciences Corp. with the Securities and Exchange Commission on October 3, 2024, and incorporated by reference herein)

Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2)(ii) of Regulation S-K. A copy of any omitted schedule or Exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

Certain personal information which would constitute an unwarranted invasion of personal privacy has been redacted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

## Signatures
- Anthony Brian Goodman: /s/ Anthony Brian Goodman, Anthony Brian Goodman (01/10/2025)
- Elray Resources, Inc.: /s/ Anthony Brian Goodman, Anthony Brian Goodman, Chief Executive Officer (01/10/2025)